For Immediate Release August 8, 2013

Manulife Financial Corporation declares dividends

TORONTO – Manulife Financial Corporation’s Board of Directors today announced a quarterly shareholders’ dividend of $0.13 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after September 19, 2013 to shareholders of record at the close of business on August 20, 2013.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2013 to shareholders of record at the close of business on August 20, 2013.

• Class A Shares Series 1 - $0.25625 per share
• Class A Shares Series 2 - $0.29063 per share
• Class A Shares Series 3 - $0.28125 per share
• Class A Shares Series 4 - $0.4125 per share
• Class 1 Shares Series 1 - $0.35 per share
• Class 1 Shares Series 3 - $0.2625 per share
• Class 1 Shares Series 5 - $0.275 per share
• Class 1 Shares Series 7 - $0.2875 per share
• Class 1 Shares Series 9 - $0.275 per share
• Class 1 Shares Series 11 - $0.25 per share
• Class 1 Shares Series 13 - $0.234247 per share

In respect of the Company’s September 19, 2013 common share dividend payment date, the Board has decided that the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan. The price of common shares purchased with reinvested dividends will be reduced by a two (2%) per cent discount from the market price, as determined pursuant to the applicable plan.

About Manulife Financial
Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$567 billion (US$539 billion) as at June 30, 2013. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife Financial 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife Financial 416-926-6495 steven_moore@manulife.com Anique Asher Manulife Financial 416-852-9580 anique_asher@manulife.com

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